Electric

RECEIVED

February 1st, 2008

2008 FEB -8 A

SECURITIES AND EXCHANGE COMMISSION [redacted]
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000609

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Schneider Electric enhances its position in the motion control market with the acquisition of Intelligent Motion Systems (Annex 1),
- Record organic growth of 13.9% for full-year 2007, reported annual sales growth of 26.1% (Annex 2),
- Schneider Electric, a major payer in energy efficiency, has come up with solutions for making 30% energy savings in buildings.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Philippe BOUGON

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 962 394 928 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Schneider Electric

Financial Press Release

Record organic growth of 13.9% for full-year 2007
Reported annual sales growth of 26.1%

- **Organic sales growth of 13.9% in the fourth quarter**
- **Strong contribution from emerging countries (50% of the Group's growth)**
- **Another robust performance in Europe**
- **Sustained growth in North America**
- **Organic growth target for 2008 confirmed at 6% to 8%**

Rueil Malmaison, January 22, 2008 – Schneider Electric sales for full-year 2007 rose **26.1%** to **€17,309 million** on a current structure and exchange rate basis, double the Group's sales in 2003. Organic growth for the full year set a **new record** at **13.9%**.

In the **fourth quarter of 2007**, sales increased **25.2%** on a current structure and exchange rate basis from the year-earlier period to **€4,587 million**.

Acquisitions contributed €576 million (or 15.8%). This primarily included APC, for €485 million, and Pelco, a world leader in video security systems, for €89 million (consolidated since October 16, 2007). The divestment of MGE's small systems as of November 1, 2007 reduced sales by €34 million. The currency effect had a negative impact of €140 million (or 4.5%).

On a constant structure and exchange rate basis, sales grew by a record **13.9%** in the fourth quarter, on a par with previous quarters. Operations in emerging countries continued to fuel Group growth, with an increase of **21%**.

The breakdown of sales by geographical region was as follows:

€ million	Sales Q4 2007	% change Q4 constant	Sales Full-year 2007	% change Full-year constant
Europe	2,112	+11.1%	7,846	+12.0%
North America	1,203	+14.3%	4,770	+13.1%
Asia-Pacific	875	+18.1%	3,233	+16.0%
Rest of the World	397	+21.1%	1,460	+23.3%
Total	**4,587**	**+13.9%**	**17,309**	**+13.9%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release *(p. 2)*

"Schneider Electric's strong organic growth over the past four years and the new record achieved in 2007 reflect the transformation of our growth profile," noted Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *"In-depth repositioning of our business portfolio has allowed us to develop unique positions in businesses experiencing structural growth, such as energy efficiency, and to diversify our exposure by enhancing our presence in promising markets that are less sensitive to economic cycles. Assuming current conditions in its end markets, Schneider Electric confirms its organic sales growth target of between 6% and 8% for 2008."*

Growth by region

In **Europe**, sales continued to grow at a robust pace of **11.1%** in the fourth quarter, thanks in particular to development of new services and energy efficiency businesses.

Demand was most vibrant in the energy & infrastructure and tertiary buildings markets, lifting sales in Eastern Europe by nearly 30%. In Western Europe, the Group continued to perform very well despite softer conditions in the residential markets. Growth was quite uniform among the main countries (France, Spain, United Kingdom, Italy and Germany).

Operations in **North America** enjoyed sustained growth of **14.3%**, confirming their ability to amply offset lower demand in the residential market. This performance reflects the Group's repositioning in attractive market segments (data centers, water treatment, hospitals and power supply), the high demand for energy efficiency solutions and the significant volume of project orders in previous quarters.

Sales in **Asia-Pacific** rose **18.1%** in the fourth quarter, outpacing growth in the first nine months. Top performers were China (up 20%), Southeast Asia and India. Across the region, the very favorable economic environment is generating a high level of investment in infrastructure and construction.

Demand remained high in the **Rest of the World**, with sales up **21.1%**. Schneider Electric's offerings in Electrical Distribution, Automation & Control and Critical Power & Cooling benefit from buoyant markets across the Middle East, Africa and South America due to the substantial revenues these regions are making from natural resources.

Growth by business

Organic growth in Electrical Distribution (56% of sales) was higher than in Automation & Control (29% of sales) due to the more powerful momentum in the construction and energy markets.

The Critical Power & Cooling business, with attractive growth prospects, accounted for 15% of Group sales in the fourth quarter.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

€ million	Sales Q4 2007	% change Q4 constant
Electrical Distribution	2,601	+15.5%
Automation & Control	1,315	+9.9%
Critical Power & Cooling	671*	NS
Total	**4,587**	**+13.9%**

APC-MGE

The new Critical Power & Cooling Business Unit, combining APC and MGE operations, delivered sales of **$938 million** in the fourth quarter, for organic growth of **7%**** from the year-earlier period.

The *Enterprise Systems and Services* business continues to be the main growth driver thanks to its integrated power and cooling solutions, which solve the growing issue of energy efficiency for critical applications, notably in data centers.

In the fourth quarter, abnormal level of billings in Europe caused by supply chain problems in 2006 reduced growth by around three points, while the discontinuation of unprofitable *Home & Distributed* product lines had a negative impact of around two points. This latter effect should gradually decline over 2008.

Adjusted for these non-recurring items, sales growth from the Critical Power & Cooling Business Unit was in line with targets at around 12% in the fourth quarter.

****

The annual financial results for 2007 will be presented on February 20, 2008.

* *Including MGE's small systems business, the divestment of which was finalized on October 31, 2007.*

** *Given that the entire impact of the APC acquisition is recognized under "Changes in scope of consolidation" until February 14, 2008, these data reflect the Critical Power & Cooling Business Unit's underlying performance in the fourth quarter, not the organic growth consolidated by Schneider Electric.*

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 4)*

Appendix

Fourth-quarter 2007 sales by region were as follows:

€ million	Sales Q4 2007	% change Q4 constant	Changes in scope of consolidation	Currency effect	% change Q4 current
Europe	2,112	+11.1%	+9.2%	-0.7%	+19.6%
North America	1,203	+14.3%	+28.7%	-12.3%	+30.7%
Asia-Pacific	875	+18.1%	+14.6%	-4.2%	+28.5%
Rest of the World	397	+21.1%	+16.3%	-3.9%	+33.5%
Total	**4,587**	**+13.9%**	**+15.8%**	**-4.5%**	**+25.2%**

Full-year 2007 sales by region were as follows:

€ million	Sales Full-year 2007	% change Full-year (constant)	Changes in scope of consolidation	Currency effect	% change Full-year (current)
Europe	7,846	+12.0%	+10.6%	-0.1%	+22.5%
North America	4,770	+13.1%	+25.2%	-9.3%	+29.0%
Asia-Pacific	3,233	+16.0%	+15.7%	-3.1%	+28.6%
Rest of the World	1,460	+23.3%	+12.9%	-5.4%	+30.8%
Total	**17,309**	**+13.9%**	**+15.7%**	**-3.5%**	**+26.1%**

Full-year 2007 sales by business were as follows:

€ million	Sales Full-year 2007	% change Full-year (constant)	Changes in scope of consolidation	Currency effect	% change Full-year (current)
Electrical Distribution	9,869	+15.7%	+2.5%	-3.5%	+14.7%
Automation & Control	4,937	+9.4%	+4.9%	-3.5%	+10.8%
Critical Power & Cooling	2,503	NS	NS	NS	NS
Total	**17,309**	**+13.9%**	**+15.7%**	**-3.5%**	**+26.1%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric, a major player in energy efficiency, has come up with solutions for making 30% energy savings in buildings

Rueil-Malmaison, 22 January 2008 – Schneider Electric is furthering its commitment to energy efficiency by organizing today a debate on the theme, "Faced with climate change, what is the role of innovation: Energy efficiency in the building sector" with HEC.

With the patronage and in the presence of Nathalie Kosciusko-Morizet, State Secretary for the Ecology, this event brings together Jean Jouzel, Director of the Institute Pierre-Simon Laplace and member of the intergovernmental group of experts on climate change, Michel Destot, MP and Mayor of Grenoble, President of the Association of Mayors in Large French Cities, Bernard Ramanantsoa, Managing Director of HEC and a representative of the Masters in Sustainable Development at HEC. Schneider Electric will be represented by Henri Lachmann President of the Board, Eric Pilaud, Executive Vice President Strategy, Customers and Technology and Gilles Vermot-Desroches, Vice President Sustainable Development

This round table is emblematic of the growing commitment of Schneider Electric in energy efficiency and of its commitment to manage clean, safe and reliable energy.

The Group has developed products, solutions and services that save up to 30% of energy in buildings and industry.

"*Schneider Electric is deploying an action plan to improve and reduce energy use. We are committed to our customers to significantly improve the efficiency of their energy structures and therefore their economic and environmental performance. By organizing this round table, we are reinforcing our commitment and our capacity to provide solutions today ahead of environmental conformity rules*", explains Eric Pilaud, Executive Vice President Strategy, Customers and Technology at Schneider Electric.

"*Today, we wanted all the key players concerned by energy efficiency to come together to demonstrate that solutions already exist which are efficient and simple to implement. Climatologists make observations, companies act, politicians set rules and teachers tell us how to do it. Not long ago, a meeting of this kind would have been near impossible*", says Gilles Vermot-Desroches, Vice President Sustainable Development at Schneider Electric.

Solutions today

Schneider Electric, is dynamic and active in energy efficiency
In a world where Sustainable Development requires real commitment, energy efficiency is, for Schneider Electric, a real opportunity to mobilize, grow and differentiate itself. The Group has all the skills and technologies to respond.

- With the Energy Efficiency program launched in 2005, energy efficiency is one of the major objective actions set by the Group. The market for energy efficiency presents potential growth in the long term

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Christian d'Oléon

Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release (p. 2)

estimated between 15-20% Today, Schneider Electric products, solutions and services are making 30% savings and ensuring reliable energy without compromising on comfort, performance and reliability. With HOMES program, Schneider Electric and its 14 partners are developing solutions to make 20% energy savings in new and old buildings both in service industry and in homes.

- In May 2007, the Group made a commitment to the Energy Management Company Association and the China Building Electricity Efficiency Committee, with the aim of taking part in a Chinese energy saving program and enable customers to save, optimize and renew their sources of energy.

- In July 2007, Schneider Electric and its Business Unit Building Automation joined the Clinton Climate Initiative (CCI) with the aim of helping 40 cities and world metropolises to manage their energy more efficiently in buildings and reduce greenhouse gas emissions.

- Finally, in December 2007, Schneider Electric was a signatory contributor to the International Conference in Bali, Indonesia.

About Schneider Electric

Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, data center and networks, industry, and energy and infrastructure markets. With 112,000 employees, Schneider Electric generated revenue of €17.3 billion in 2007 through 15,000 distributor outlets in 190 countries.

www.schneider-electric.com

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Christian d'Oléon

Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric enhances its position in the motion control market with the acquisition of Intelligent Motion Systems (IMS)

Rueil Malmaison, January 11, 2008 – Schneider Electric has signed an agreement to acquire IMS, a US company that designs and manufactures integrated motor and drive products and generated revenues around $20 million in 2007.

With this acquisition, Schneider Electric will further strengthen its presence in general motion control by providing an innovative solution for the fast growing integrated motor and drive market. In addition to becoming leader on this market, Schneider Electric will also improve its customer support in the US. With its R&D and manufacturing capability, IMS will provide a quick and efficient response to US market requirements as part of the Group's Motion competency center created in 2005.

This acquisition meets Schneider Electric's Return on Capital Employed criteria.

Michel Crochon, Executive Vice-President of the Automation Business Unit at Schneider Electric, commented: "*With this acquisition we will expand our product offering for OEM customers in the US while providing increased technical support in motion applications.*"

"*Teaming up with Schneider Electric will give us faster access to the global market and allow us to expand and secure our growth internationally,*" says David Coutu, CEO and founder of IMS, who will stay on board and lead the future expansion of IMS together with the Schneider Electric Motion team.

About IMS

For more than 20 years, IMS has provided innovative motion control solutions in brushless motor technology and electronic controls. Its products are routinely used in applications demanding highly precise, controlled movement including: robotics, medical, assembly, semiconductor, packaging, engraving and pick-and-place. An industry leader in integrated motor and drive solutions, IMS is an R&D driven company with a solid commitment to Excellence in Motion™.
www.imshome.com

About Schneider Electric

Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, data centers and networks, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

END